Exhibit 99.1
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES RESUMPTION OF GAS PRODUCTION
AT SABLE OFFSHORE ENERGY PROJECT
(Calgary, April 14, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (“Pengrowth”), today announced that production at Sable Offshore Energy Project (“SOEP”) in Nova Scotia has been restored after a temporary shut-in due to an operational incident which occurred on April 7, 2009. ExxonMobil, the operator of SOEP, has completed the necessary repairs and production resumed effective April 12, 2009. Pengrowth is an 8.4 percent non-operated working interest partner in the field.
The Canada-Nova Scotia Offshore Petroleum Board (CNSOPB) reviewed the offshore incident and approved ExxonMobil’s repair and pre-start test programs. CNSOPB earlier reported that there were no immediate health, safety, environmental or resources conservation issues associated with the shut in.
SOEP’s average production is approximately 400 million cubic feet per day. In the short term production may be affected by ongoing planned pipeline maintenance. In fact, the property was on a planned reduction of production at the time of the outage. Pengrowth’s typical associated net working interest production at SOEP is approximately 6,800 barrels of oil equivalent per day.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $3.5 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
Advisory Regarding Reserves Information
Disclosure provided herein in respect of reserves and production reported in barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757